FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2006

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F    X          Form 40-F
                                   --------                --------


  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934. )

                          Yes                     No   X
                            --------                --------

   (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
                                       N/A

                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                               Beijing, 100031 PRC




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This Form 6-K consists of:

The press release on the results for the first quarters of 2006 of Huaneng Power International Inc. (the "Registrant") , made by the Registrant in English on April 25, 2006.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------



                          Name:    Huang Long

                          Title:   Company Secretary



Date:    April 29, 2006


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                             [HUANENG LOGO OMITTED]


To: Business Editor
[For Immediate Release]


                        HUANENG POWER INTERNATIONAL, INC.
                Announces Results for the First Quarters of 2006
                  Net Profit Rises 38.66% to RMB 1.094 billion


(Beijing, China, April 25, 2006) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its unaudited results for the three months ended March 31, 2006.

Under the PRC Accounting Standards, for the first quarter of 2006, the Company realized operating revenues of RMB10.108 billion, representing an increase of 8.49% over the same period last year. Net profit amounted to RMB1.094 billion, representing an increase of 38.66 % over the same period last year. The Company's total power generation on a consolidated basis amounted to 37.096 billion kWh, an increase of 2.79% over the same period last year. The Board of Directors was satisfied with the Company's first quarter production and operation results.

During the first quarter of 2006, the power output, revenues, net profit and earnings per share of the Company increased to various extents when compared to the first quarter of 2005. As regards power output, due to continued growth in social power demand, the new generating units of the Company have obtained a share in the market and the power output of the Company increased by 2.79% when compared to the same period of last year. However, as a result of an increasing number of new generating units and intensified market competition, the average utilization hours of the Company's generating units have declined when compared to the same period of last year. As regards profitability, the profit margin of power sale for the first quarter of 2006 has risen when compared to the same period of last year mainly because of the period-end upswing effect of the "Coal-Electricity Price Linkage Mechanism" policy implemented in May 2005. As regards the costs of coal for power generation, the unit fuel cost during the first quarter of 2006 was basically the same as that of the same period of last year. Accordingly, the revenues, net profit and earnings per share of the Company for the first quarter of 2006 increased by 8.49%, 38.66% and 28.57% respectively when compared to the first quarter of 2005.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 23,549MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in twelve operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.

Encl: The unaudited summary financial information of the Company for the three months ended March 31, 2006. The summary financial information is published under the listing regulations of the China Securities Regulatory Commission. The summary financial information was prepared in accordance with "Accounting System for Business Enterprises" and "Accounting Standards for Business Enterprises" of the People's Republic of China ("PRC GAAP"), which differs from the International Financial Reporting Standards ("IFRS") and the accounting principles generally accepted in the United States of America ("US GAAP"). No reconciliation with IFRS or US GAAP has been made in the presentation of the summary financial information.


                                    ~ End ~



For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin            Ms. Sally Wong / Ms. Christy Lai
Huaneng Power International, Inc.       Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866            Tel: (852) 2520 2201
Fax: (8610) 6649 1860                   Fax: (852) 2520 2241
Email:  ir@hpi.com.cn



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


HUANENG POWER INTERNATIONAL, INC.
UNAUDITED BALANCE SHEETS (PRC GAAP)
AS AT 31ST MARCH, 2006                                                                           Amounts: In Rmb Yuan

                                          31st  March,        31st  December,           31st  March,      31st  December,
                                                  2006                   2005                   2006                 2005
ASSETS                                    Consolidated           Consolidated            The Company          The Company
                                   -------------------    -------------------   --------------------      ----------------
CURRENT ASSETS
     Cash                                3,154,959,987          2,851,592,978          1,747,926,507           889,902,906
     Including: Cash and cash
         equivalents                     2,953,363,638          2,647,665,997          1,571,757,581           713,396,158
     Short-term investments                     13,200                 13,200                 13,200                13,200
     Notes receivable                      652,456,262          1,117,533,416            103,250,578           622,462,278
     Interest receivable                     2,022,134              3,086,294              2,022,134             3,052,633
     Accounts receivable                 5,405,627,533          4,904,892,612          3,029,255,262         3,180,096,467
     Other receivables                     321,656,054            597,773,628            137,398,604           420,624,141
     Advance to suppliers                  239,409,715            268,606,059            134,692,651           148,818,016
     Inventories                         2,336,576,898          2,311,356,766          1,414,045,857         1,380,845,041
     Deferred expenses                      82,493,241              8,319,695             67,392,532             7,451,902
     Current portion of long-term
          debt investments                           -                      -                      -                     -
                                   -------------------    -------------------   --------------------      ----------------
      Total current assets              12,195,215,024         12,063,174,648          6,635,997,325         6,653,266,584
                                   -------------------    -------------------   --------------------      ----------------
LONG-TERM INVESTMENTS
     Long-term equity investments        6,699,930,909          6,479,002,579         15,010,101,686        14,454,590,885
     Long-term debt investments                 53,700                 53,700                 53,700                53,700
                                   -------------------    -------------------   --------------------      ----------------
     Total long-term investments         6,699,984,609          6,479,056,279         15,010,155,386        14,454,644,585
                                   -------------------    -------------------   --------------------      ----------------
     Including: Consolidated
         difference in value             1,749,110,881          1,810,484,726                      -                     -

FIXED ASSETS
     Fixed assets, cost                103,262,334,115         97,895,004,782         58,474,986,357        58,299,821,850
     Less: Accumulated
         depreciation                  (43,202,872,695)       (41,694,498,618)       (26,973,802,834)      (25,971,327,299)
                                   -------------------    -------------------   --------------------      ----------------
     Fixed assets, net                  60,059,461,420         56,200,506,164         31,501,183,523        32,328,494,551
     Less: Provision for impairment
         of fixed assets                   (30,080,000)           (30,080,000)           (30,080,000)          (30,080,000)
     Fixed assets, net book value       60,029,381,420         56,170,426,164         31,471,103,523        32,298,414,551
     Construction materials              6,054,663,860          6,289,151,847          3,250,044,416         2,841,684,052
     Construction-in-progress           12,394,937,107         13,907,010,486          4,991,682,681         3,988,534,167
                                   -------------------    -------------------   --------------------      ----------------
     Total fixed assets                 78,478,982,387         76,366,588,497         39,712,830,620        39,128,632,770
                                   -------------------    -------------------   --------------------      ----------------
INTANGIBLE AND OTHER ASSETS
     Intangible assets                    (124,074,560)          (177,780,256)          (314,164,834)         (368,916,945)
     Long-term deferred expenses            59,531,601             61,386,622              4,620,093             5,468,353
     Share Floating Right                   63,636,790             63,636,790             63,636,790            63,636,790
     Other long-term asset                  91,875,899             91,875,899                      -                     -
                                   -------------------    -------------------   --------------------      ----------------
     Total intangible and other
         assets                             90,969,730             39,119,055           (245,907,951)         (299,811,802)
                                   -------------------    -------------------   --------------------      ----------------
TOTAL ASSETS                            97,465,151,750         94,947,938,479         61,113,075,380        59,936,732,137
                                   ===================    ===================   ====================      ================



HUANENG POWER INTERNATIONAL, INC.
UNAUDITED BALANCE SHEETS (PRC GAAP) (CONTINUED)
AS AT 31ST MARCH, 2006                                                                 Amounts: In Rmb Yuan
LIABILITIES AND                             31st  March,     31st  December,        31st  March,   31st  December,
   SHAREHOLDERS'                                    2006                2005                2006              2005
   EQUITY                                   Consolidated        Consolidated         The Company       The Company

CURRENT LIABILITIES
   Short-term loans                       7,062,589,370        6,580,869,370       2,602,000,000      2,200,000,000
   Short-term bonds                       4,480,441,644        4,946,814,783       4,480,441,644      4,946,814,783
   Notes payable                            205,383,194           87,239,523                   -                  -
   Accounts payable                       1,355,642,934        1,151,850,940         961,496,645        708,685,787
   Salary payable                           105,949,942           98,338,245          78,158,406         60,992,291
   Welfare payable                          132,237,325          153,610,803          44,763,373         68,214,318
   Interest payable                         193,418,115          197,637,488         144,128,851        123,936,169
   Dividends payable                         90,995,207          138,279,959                   -                  -
   Taxes payable                            952,322,055        1,131,284,360         404,769,874        506,983,238
   Other levies payable                      31,814,897           42,350,052          17,182,392         18,756,496
   Other payables                         4,248,284,973        4,129,346,099       1,702,999,323      1,609,893,354
   Accrued expenses                         193,240,739           90,859,085          90,910,979         50,617,043
  Current portion of
      long-term loans                     3,220,670,692        3,165,979,238       1,101,513,927      1,005,555,185
   Provisions                                 4,416,482            4,416,482                   -                  -
                                    ---------------------    -----------------  ------------------  ---------------
   Total current liabilities             22,277,407,569       21,918,876,427      11,628,365,414     11,300,448,664
                                    ---------------------    -----------------  ------------------  ---------------

LONG-TERM LIABILITIES
     Long-term loans                     29,570,301,286       28,862,263,799       9,185,022,965      9,475,460,000
     Government Grant                       101,942,662           86,457,662          78,412,662         61,427,662
     Other non-current liabilities           60,730,746           64,139,628                   -                  -
                                    ---------------------    -----------------  ------------------  ---------------
      Total long-term liabilities        29,732,974,694       29,012,861,089       9,263,435,627      9,536,887,662
                                    ---------------------    -----------------  ------------------  ---------------

TOTAL LIABILITIES                        52,010,382,263       50,931,737,516      20,891,801,041     20,837,336,326
                                    ---------------------    -----------------  ------------------  ---------------

MINORITY INTERESTS                        5,255,599,829        4,934,649,003                   -                  -
                                    ---------------------    -----------------  ------------------  ---------------

SHAREHOLDERS' EQUITY
      Share capital                      12,055,383,440       12,055,383,440      12,055,383,440     12,055,383,440
      Capital surplus                     8,789,358,331        8,765,352,464       8,789,358,331      8,765,352,464
      Surplus reserves                    4,945,674,209        4,945,674,209       4,945,674,209      4,945,674,209
      Including: Statutory
          public welfare fund             2,217,003,964        2,217,003,964       2,217,003,964      2,217,003,964
      Undistributed profits              14,408,753,678       13,315,141,847      14,430,858,359     13,332,985,698
                                    ---------------------    -----------------  ------------------  ---------------
      Total shareholders' equity         40,199,169,658       39,081,551,960      40,221,274,339     39,099,395,811
                                    ---------------------    -----------------  ------------------  ---------------

TOTAL LIABILITIES AND SHAREHOLDERS'
    EQUITY                               97,465,151,750       94,947,938,479      61,113,075,380     59,936,732,137
                                    =====================    =================  ==================  ===============

       Legal                             Person in charge of accounting          Person in charge of accounting
  representative:                                  function:                              department:
    Li Xiaopeng                                    Zhou Hui                              Huang Lixin





HUANENG POWER INTERNATIONAL, INC.
UNAUDITED PROFIT AND LOSS ACCOUNTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31ST MARCH, 2006
                                                                                                             Amounts: In Rmb Yuan

                                          For the first            For the first           For the first            For the first
              Item                        quarter ended            quarter ended           quarter ended            quarter ended
                                     31st  March, 2006        31st  March, 2006       31st  March, 2005        31st  March, 2005
                                           Consolidated              The Company            Consolidated              The Company
1. Revenues from principal
        operations                     10,107,733,081            6,475,823,286            9,317,001,922            5,988,989,897
  Less: Cost of principal
          operations                   (7,794,634,567)          (5,268,316,191)          (7,544,915,698)          (5,163,484,022)
        Tax and levies on
          principal
          operations                      (34,683,597)              (1,458,550)             (29,960,349)              (1,412,853)
                                  --------------------      -------------------      -------------------     --------------------

2. Profit from principal
    operations                          2,278,414,917            1,206,048,545            1,742,125,875              824,093,022
  Add: Profit from other
         operations                        14,396,131                9,760,375               13,136,715               12,526,996
  Less: General and
         administrative expenses         (266,736,429)            (185,009,854)            (192,356,708)            (117,598,207)
        Financial expenses, net          (376,018,251)            (118,977,268)            (331,114,801)            (161,304,702)
                                  --------------------      -------------------      -------------------     --------------------

3. Operating profit                     1,650,056,368              911,821,798            1,231,791,081              557,717,109
    Add: Investment income                 18,395,322              344,917,796                1,114,166              315,248,367
       Non-operating income                 3,628,863                3,405,107                  114,714                  103,164
  Less: Non-operating expenses             (2,665,595)              (1,576,694)              (2,716,982)              (2,115,234)
                                  --------------------      -------------------      -------------------     --------------------

4. Profit before taxation and
        minority interests              1,669,414,958            1,258,568,007            1,230,302,979              870,953,406
    Less: Income tax                     (320,132,298)            (160,695,346)            (208,640,158)             (82,259,155)
       Minority interests                (255,670,829)                       -             (232,968,570)                       -
                                  --------------------      -------------------      -------------------     --------------------

5. Net profit                           1,093,611,831            1,097,872,661              788,694,251              788,694,251
                                  ====================      ===================      ===================     ====================


       Legal                             Person in charge of accounting          Person in charge of accounting
  representative:                                  function:                              department:
    Li Xiaopeng                                    Zhou Hui                               Huang Lixin
